SHAMROCK GP LIMITED
MINUTES OF A MEETING OF THE DIRECTORS HELD ON 20th JANUARY 2006 AT VALLEY HOUSE, HIRZEL STREET, ST PETER PORT, GUERNSEY.

Present:	Peter Harwood Sarita Keen (Alternate director to Mike de Haaff)(by phone)

Apologies:	Alastair Bruce

Appointment of Signatories for SPO GP LLC:	It was reported that the purpose of the meeting was to consider and if thought fit appoint the following Personnel of Pantheon Ventures Inc as signatories for SPO GP LLC for the purpose of executing Regulatory Filing documentation.

Ian Deas Jay Pierrepont Gary Hiatt David Braman

It was also reported that the execution of all other legal documentation would remain as the Directors (or their alternates) of Shamrock GP Limited.

IT WAS RESOLVED to appoint all four persons mentioned above as signatories of SPO GP LLC for the purpose of executing Regulatory Filing documentation.

Any Other Business:	There being no further business the meeting was closed and these minutes were issued and signed

/s/ Peter Harwood

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